Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: November 22, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

On November 18, 2021, Planet held a pre-recorded Virtual Investor Day. A copy of the transcript of the Virtual Investor Day is set forth below.

Planet Labs, Inc.

Virtual Investor Day

CORPORATE PARTICIPANTS

Chris Genualdi, Vice President, Investor Relations

Niccolo de Masi, Director and Chief Executive Officer, dMY Technology Group, Inc. IV

Will Marshall, Co-Founder and Chief Executive Officer

Kevin Weil, President, Product and Business

Tanya Harrison, Manager, Science Programs

Ashley Fieglein Johnson, Chief Financial and Operating Officer

Chris Genualdi

Hello, and welcome to Planet’s first ever Virtual Investor Day. My name is Chris Genualdi, Vice President of Investor Relations here at Planet. We’re glad that you could join us.

Before we begin today’s event, we’d like to remind everyone that today’s presentation contains forward-looking statements. Forward-looking statements that are made are being made as of today. Planet undertakes no responsibility to update such forward-looking statements. Forward-looking statements are subject to risks and uncertainties as detailed in the public filings of dMY Technologies Group, Inc. IV, which can be found on the SEC’s website at www.sec.gov. The related ticker symbol for dMY Technologies Group, Inc. IV is DMYQ.

Additionally, we’d like to let everyone know that our team can be reached via email at ir@planet.com. We encourage you to reach out if you have any questions or would like to follow up after today’s event. We look forward to hearing from you.

During today’s Virtual Investor Day, we will be fielding questions though the interactive chat function provided via the webcast platform. We encourage you to use this to engage with our team.

At this time, I’d now like to turn the event over to Niccolo de Masi, CEO of dMY Technologies Group, Inc. IV.

Niccolo de Masi

Hello and welcome to Planet’s Virtual Investor Day.

I’m Niccolo de Masi, the CEO of dMY Technology Group, Inc. IV. This is our fourth SPAC, and we have the honor and privilege of working with the fabulous Planet Labs, which will soon be a public company in its own right as our ticker changes from DMYQ, to PL for Planet.

As many of you know, Planet Labs is a truly impactful company, not just for the Fortune 500 and beyond, but governments and humanity itself, in our estimate. This Company has been going for just over 10 years. It’s a remarkable business on a remarkable mission. We love its margin profile, barriers to entry, incredible Management team, and unique proprietary data, which we believe will give them pricing power in the market. We believe Planet fits the bill for what the dMY team always looks for in businesses, which is an all-weather company.

The dMY team does a lot of diligence before selecting a company to partner with. I want to share some of the highlights with you. The first is the size of Planet’s addressable market. We believe it’s over a $100 billion TAM across a wide array of vertical markets. We believe each of those verticals can be worth billions of dollars to Planet. Planet already has over 700 customers, so they’ve shown that they can execute across these verticals. With more investment in sales and marketing, we believe they will be well positioned to capture this market, which is part of what this capital raise and use of proceeds is for.

Now, there are two satellite fleets that power Planet’s business. There is the tasking-based high-resolution fleet of 21 satellites that capture imagery and video in 50 centimeter per pixel resolution. This enables Planet to be a formidable competitor in the more traditional Earth observation market. This fleet is impressive. However, the majority of Planet’s revenues, which we believe account for the majority of the market opportunity with the greatest margin potential, is Planet’s daily Earth scan. This is the part of the business that we are most excited about. The daily Earth scan comes from the approximately 180 operating satellites that image the Earth at around 3.5-meter resolution. We believe the scanning business is revolutionary and that the competition is many years behind them.

Based on dMY’s diligence, we believe that Planet’s business is about five or seven years ahead of competitors. Even a well-funded company would require years to be able to put the 180 or so satellites it takes to obtain a daily Earth scan into operation. Let me give you some dimensions of this leadership position. In terms of the area covered, Planet covers approximately 300 million square kilometers a day, the entire Earth’s landmass, which is significantly more than our closest competitor collects. The amount of data we collect today is about 25 terabytes and we have an archive of over 30 petabytes of Earth data. Planet has been watching the Earth evolve for many years and has established a proprietary and comprehensive data set that we believe to be unparalleled.

Planet has built their own hardware because they’re serious about software, data, and AI in the long term. As a result, they have more control, more vertical integration, higher margins, and a faster ability to turn thought and innovation into reality. Because they own their own hardware and build their own satellites in-house, we believe they are going to have more capable, more cost effective per unit performance than others in the market. We also believe that this leads to better margins. We think that when you look into the future, Planet’s ability to innovate and turn ideas into proprietary data may be superior to others in the ecosystem. Enormous TAM, a significant lead, and a disciplined focus on ROIC. These are the things that we love about Planet Labs.

Allow me now to introduce you to Will Marshall, our pioneering CEO and founder. Will is a physicist, as am I. He did his Ph.D. at Oxford University. He was one of the pioneers when he was at NASA, of looking for water on the moon. He, along with Robbie Schingler, our Chief Strategy Officer, founded Planet about 10 years ago. His achievements are truly impressive, and we’re honored to be working with him, along with the rest of Planet’s management team, which includes Ashley Johnson, our CFO and COO, and Kevin Weil, our President. The team is executing, is public company ready and is already putting points on the board with highly strategic moves like the acquisition they announced last week.

Without further ado, allow me to hand you off to Will Marshall, to lead you into our presentation this morning.

Will Marshall

Hi and welcome to Planet’s first ever Virtual Investor Day. I’m really excited to tell you a little bit about Planet and I’m really excited that Planet is going public.

We’re 10 years into Planet’s trajectory and I am really excited to be leading what is an extraordinary team as we become a public company. Planet is ready for the public market, so you’ll see about the maturity of our products and our business, and we believe the world really needs Planet. We’re very much feeling the pull, especially as the globe transitions to a sustainable economy and our data is absolutely relevant to countries and companies across the world doing that transition.

Earlier this month, we announced that the S-4 is effective of dMY Technologies Group, which means that we’re just trading under the ticker DMYQ, and we will be having a special shareholder vote on the 3rd of December, which then after which we should be a public company. We encourage you, of course, to vote in that shareholder vote, if you’re a shareholder of dMY Technologies IV. For more information, you can check our press releases from recent weeks.

Let me tell you just a little bit about the arc of today’s presentation. I’ll kick it off with a bit of the vision and the opportunity here. Then Kevin will be talking about the product and the business. We’ll have a bit of a product demo from Tanya. Then Ashley will talk through some of the financials. Ashely is our CFO and Chief Operating Officer. Finally, we’ll wrap up with a bit of a lab experience with Chester Gillmore, our VP of manufacturing here. We want to keep this interactive. There’s an opportunity through the system, through the webcast system to ask questions, so please use it.

Let me just kick it off, a little bit about the vision. I think there’s three key messages that are most important about Planet and for you all to take away. One is that Planet is a data subscription business. We sell beta feeds. We don’t sell satellites. We sell beta feeds into people’s workflows that enables those entities to make smarter decisions. Fundamentally, we’re a data subscription business and that means high margins and high growth. You’ll see that in our financials.

Secondly, Planet has data that is relevant to a wide variety of vertical markets, so we have a massive market opportunity. We’ll describe some of that.

Finally, we have a significant lead. Planet really welcomes the competition. I think it’s great. It is also true, in our area, especially the data as a daily scan, no one else has anything like it and that’s what services a huge set of markets and we’ll talk that through.

Let me take you off, the first slide is, this is Planet at a glance. Just to give you a bit of a snapshot of who we are and where we are. On the left-hand side, you can see our product quick stats. We have 200 satellites in orbit. It’s the largest Earth imaging fleet in human history. They image about 300 million square kilometers per day. That’s about twice the landmass of the Earth. Then finally, all of that is made machine learning ready. We spent a lot of time harmonizing the data to have analytics services sit on top.

On the business side, you can see just over $100 million in revenue last year, so FY21 is last year because we are January fiscal yearend. You can see most of that is a recurring business. As I said, we’re a subscription business, subscription revenue. Then finally, you can see our gross margin, 62% on our PlanetScope business, which was 73% of our revenue last year. That’s included in the depreciation and amortization of the satellites. Full in, loaded cost, that’s because we do a one-to-many business model. We sell each image that we take down multiple times. The incremental cost of selling an image to a second or third customer is very low, indeed. We have very high direct margins which enable these high, software-like gross margins. That’s quick numbers at a glance.

Let me now tell you very briefly how the satellite system works. This video shows you that we have two satellite feeds. The first is 180 satellites, Doves or SuperDove satellites. They’re in a polar orbit that enable us to image every point on the landmass of the Earth once per day. They do this by scanning the surface. Each satellite takes a strip map of images as it goes over and then the Earth actually just rotates underneath, so that by the time the second, the next satellite comes down, it takes a strip just next to the previous satellite and so on, as the Earth rotates, such that we line scan the planet. That happens at 3-meter resolution.

Then we have a set of 21 satellites that are at 50-centimeter resolution that can be tasked to have high-resolution at any particular location of interest. That is 15 satellites in a polar orbit and then two sets of six satellites that we launched last year on two SpaceX rockets that enable us to—in incline planes that enable us to get really rapid revisit, up to 12 revisits per day of any particular location, which is an extraordinary new capability that also no one else has. These systems work together because you can see changes with the scan, like a new road or building or shipping activity or what have you and then you can task a high-resolution satellite to take a high-resolution picture to find out more. They then work in combination with our analytics that extract that information from those images and those are the three legs of the backend of the Planet system.

Last month, I will just note that we announced that we are building the next generation of Planet SkySat system, the high-resolution system. It’s called Pelican, alongside a few other cool product launches that we made at our news conference. Now, let me tell you just a tiny bit about the journey to get here. We’ve been doing this now for 10 years, as I mentioned. The first six or seven of that was mainly building up the satellite fleet and then since then it’s primarily been building the products and services on top of that and the business on top of that. The satellite system we constantly iterate in a system we pioneer called Agile Aerospace. It’s a bit like agile software, the approach of rapid iteration, release early (inaudible).

We’ve applied that to development of spacecraft, such that our satellites have incredible cost performance. We pioneer that with a vertical map, complete vertical integration from the design of the satellites to the operation of the satellites, to the imagery analytics that sit on top of that. That vertical integration enables us to take the latest ask from a customer and iterate that. If they ask for new spectrogram, we can add that and we have such that we constantly improve our systems to be better and better. Not only has it taken us many years to get up this scanning system of the Earth, we are iterating the satellite systems to be better and better, produce better and better data, and so that we can increase our technological moat as we go into this market.

That’s a little bit about how the satellites work and the product back end but let me tell you what it looks like on the front end. Here is what our web interface looks like. A user can come and see the satellite images and set up their region of interest, any particular analytics feeds, and then send those feeds, whether imagery or derived information, into their workflows. It’s a bit like Bloomberg Terminal but for Earth data. We have a terminal, so this is financial services industry with data feeds that you can bespoke set up, so it’s very similar. Just like Bloomberg Terminal, high growth, high margins, and high stickiness. It’s very hard, once you get these into your workflows, there’s high switching costs.

The only differences are that Planet sells multiple vertical markets, not just finance and so it’s energy and agricultural, civil government, etc., etc. Secondly, our data is proprietary whereas Bloomberg mainly aggregates public source information. We, of course, have our proprietary fleet of satellites that generates the data that no one else has. In many ways, we have a bigger moat and so we call it Bloomberg Plus Bus.

Let me talk just a little bit about the use cases that our current customers use it for. This chart shows the eight major verticals that we find most exciting for Planet. The left-hand four are the ones that where we have mature businesses today. I’ll describe them a little bit and then I’ll talk a little bit about some of the new ones and why they’re exciting to us.

In agriculture, our data serves the biggest names in agriculture, like Corteva and Syngenta and others. These companies use our data to scan large areas of land to help farmers improve their crop yield. Our data enables the improvement of crop yield because we have a spectral band called near infrared that enables us to tell biomass or even pull-out crop type and crop yield in every 3- by 3-meter box of every farmer’s field around the world every day. That enables the farmer to determine when to add water, when to add fertilizer, when to harvest, steps that enable more efficient crop production. We’ve seen increases of 20% to 40% of increase in crop yield and similar reductions in fertilizer use. Product improvements go up significantly by agricultural companies that use our data. Ours is the only data set that covers that wide variety, 25% of the landmass of the Earth is agriculture, so you just can’t do that with a tasked system that has existed before Planet.

In defense and intelligence, our data is used to find new threats around the corner. Of course, governments sometimes have their own satellite systems to zoom in and find information that they need but our system does something a little bit different because we scan and find new threats that everyone needs to find out to keep their nations secure.

Then civil government, our data is used for a wide variety of things, such as helping the states respond to disasters, so both the real time response and the disaster planning work. Recently we helped a state in Germany with unprecedented flooding that they had there. We helped the State of California and counties in this state with response to the wildfire season over the summer. We also help civil government with code enforcement and permit enforcement. For example, agriculture permits or building permits, checking with their records to the satellite data and then enforcing those regulations. It’s like the speed camera but for permitting.

Finally, in mapping, we help companies like Google to keep the maps that you use online up to date. Google does something really special with those. Every time they find something that is going out of date, they automatically task a satellite that takes a picture of that area. They automatically extract out the roads and the buildings and then they update the map that you see online. Those are where the mature markets are today.

On the right-hand four, they’re not—we’re showing these not because they’re big markets today but because we believe they will be in the future. The one I’m most excited about, just to tell you a tiny bit about it is finance because we actually can tell a lot about commodities. In fact, we think we have significant (inaudible) on them. That is that we can tell things about, for example, agriculture commodities our output from mining, rural resources, commodities faster and more comprehensively than anyone else. However, those users don’t want pretty pictures, they want time series data that’s calibrated historically, and we haven’t built all that software layers yet.

The main use of proceeds of this transaction are onto the left-hand four to have sales and marketing scale to go after all of those ag companies, all of those civil governments. We see huge market potential there. On the right-hand four, it’s software to go up the stack to enable these vertical markets.

Before I hand it to Kevin to tell you a little about the product, let me just tell you about some of the recent developments, just so you get a sense of the momentum of the business. Firstly, we’ve had a number of great, recent customer announcements. For example, we renewed our contract with a national reconnaissance office. We announced that we expanded our partnership with NASA significantly to enable all researchers across the U.S. universities to have access if they have NSA funding. We announced an exciting partnership with Google Cloud, which is a go to market partnership where it’s their compute and our data going after new vertical markets like in agriculture and in supply chain tracking, where our data and their compute is complementary. We had a new contract with the U.S. Department of Agriculture and with Climate TRACE, a partnership that was highlighted significantly in the recent climate conference in Glasgow, COP26. Finally, we had a new partnership that we announced with Moody’s, which just is the tip of the iceberg of our potential to help in ESG and tracking of ESG targets.

We’ve also announced some great product features. Firstly, the Pelican fleet, which is our next generation SkySat, which is going to be higher resolution, higher revisit, lower latency system of high-resolution satellites. We announced that we have a new fusion product incorporating synthetic aperture radar data.

Then we also announced several new Board members, including Ita Brennan, who joins us. She’s the CFO of Arista Networks and she will be leading our audit committee; Vijaya Gadde, who joins us, she’s been chief legal officer at Twitter, seen that company scale. She’s bringing great experience to our Board. Niccolo de Masi, one of the partners of DMY Technologies Group will also be joining the Board. Those three new individuals will be joining four existing Board members, Carl Bass CEO, former CEO of Autodesk, who is also our lead independent; Heidi Roizen from Threshold Ventures; and myself and my co-founder Robbie, who of course mainly bring expertise in the area of space industry and the domain that we are in.

Finally, and very excitingly, I just want to tell you that we recently acquired or announced that we’re acquiring VanderSat, a cool company that specializes in passive microwave satellite data and specifically, satellite data analytics, especially helpful in agriculture, insurance domains, and building our capacity in satellite imagery analytics. I think it’s a great partnership and it’s going to be particularly useful both in our current core vertical market of agriculture and in the new ones of insurance and finance. I’m really excited to be welcoming that team to Planet.

With that, I would like to thank you and turn it now over to Kevin Weil, our President of Product and Business, to tell you about our product and business.

Kevin Weil

Good morning, everybody. My name is Kevin Weil. I’m the President of Product and Business here at Planet, which means I support all of our go to market activities, from software engineering, to product, to marketing and sales. My role is guide our product strategy, to build a tight loop between our customers and our product execution, and of course, to help bring world class talent here to Planet so that we can achieve our mission.

Coming from product roles at places like Twitter and Instagram, people often ask what drew me to Planet and my first answer is always the mission. I have always been a mission driven person and our ability to image the entire world every single day is fundamentally a new capability for humanity. It’s unlike anything that any company or even any government has ever created before. Planet provides ground truth in a world that is too often lacking it these days.

But I also think we can build a fantastically big business here. I’ve led teams at Twitter that grew revenue from zero to $2 billion annually and I helped Instagram grow to over 1 billion users and over eleven figures in revenue. I see Planet as a generational company because our potential customers go well beyond the geospatial industry to include basically every business and every government in the world.

Let me tell you a bit about how we’re going to do that. It starts with our mission, to image the whole world every single day, make global change visible, accessible, and actionable. Those last three words are key: visible, accessible, and actionable. Each one sets us apart and forms a core part of our strategy.

Making change visible is all about our unique Agile Aerospace capabilities. We operate 10 times the satellites today that any of our competitors do and we can make them faster and we can make them more cost effectively. If there’s one thing that I learned in my time at Facebook, it’s that iteration speed is the key to staying ahead. Everything related to deploying and managing our satellites is automated and that allows us to scale with customer demand. That’s given us a multiyear lead and it means that we’re iterating and improving faster as well, all the while maintaining a high margin business.

But it’s Planet’s ability to make the data accessible to every government and every business in the world that makes our TAM truly massive. Today, our business starts with our core data, a daily 3- to 4-meter per pixel scan of the entire Earth, thousands of daily high-resolution tasked images and of course, our archive of over 1 billion images going back five years. That’s over 1,500 images for every single point on the face of the Earth. But the even bigger opportunity, and we’re still in the early days here but we are clearly on this path, is in moving up the stack from imagery to data and APIs, to machine learning, and time series.

We’re building a platform on top of our proprietary data, services that could be mixed and matched together like Lego blocks, things that provide new capabilities, extract new insights, and generally make our data more valuable and easier to use. I’ve seen this before in my career. When I was at Twitter, we built a product called the Firehose, which is a way for developers to subscribe to the Firehose of all public tweets every day. It still exists, so every time you tweet, or I tweet or President Obama or Biden tweets, or Nicki Minaj tweets, 50 milliseconds later, any partner subscribing to the Firehose has it pushed to them.

When we launched this, we were beyond excited at Twitter. The pulse of the planet every single day in developers’ hands. Just think of the cool things they’re going to build with it. We were partially right because when you—if you look at sophisticated partners like Google, they did some amazing things. They built tweets into real time search so that two minutes after something happened out in the real world, they were answering search queries they had never seen before with tweets. But most developers blanched at the idea of managing 5,000 tweets per second coming at them in 100 different languages.

It turned out, the way to really scale Twitter’s data business was to make it easier to consume, to provide services that say, provided a count of tweets talking about your brand, gave each one a sentiment score, linked them back to your advertising campaigns, and sent that to you daily in a CSV. Some companies needed the full Firehose, but every company needed a time series of buzz about their brand. There is a real analog with our path here at Planet, though on a much bigger scale for us. I’m going to take you through this in more detail.

In fact, I’m going to show you how we’re building the strategy from the bottom up, with each layer stacking on top of and reinforcing the ones below it. Each of the icons in these slides represents an example of data or a single service at each layer. Here you see our PlanetScope monitoring with our doves, high-res tasking, our future hyperspectral imagery. I’ll warn you; this slide is going to get busy, but you’ll see it’s exactly because the market opportunity is so large and so varied for Planet and for our partners.

Just this first layer. Planet began by providing a cloud interface to our raw imagery, right. Naturally, our first customers were highly sophisticated at processing large volumes of geospatial imagery. As an example, we help Corteva monitor 800,000 fields daily across all the farmers that they serve. But we haven’t stopped there. We have over 25 terabytes of data coming down from our satellites every day. We have to move beyond humans using their eyeballs to look at imagery. The future is about computers running algorithms and analysis to automatically identify objects, patterns, time series.

All of our data is analytics ready and that is a new Lego block that our partners and us can use to train machine learning, remote sensing algorithms on our proprietary data. We’re already doing this. For example, we use our data as a base to fuse with data that comes from other sensors, other optical sensors that have different characteristics, microwave sensors, even radar in the form of SAR and that allows us to mix in new capabilities to get at things like soil temperature, or the ability to see through clouds.

With these blocks in place, we’re starting to extract even more sophisticated products. As we do, notice that these new products don’t look anything like geospatial data. They start to look more like a matrix, spreadsheet, a time series, something that anybody who knows how to use Excel can use. This is why with each step along this path, we’re not just reducing time to value for our customers, we’re also meaningfully increasing our customer base and our TAM. Examples at this level are things like road building or ship detection, something that you can imagine any government being interested in. Or crop classification, so how many acres of soybean are growing in China this year? Or things like monitoring the growth of coral or other natural assets, looking at water reservoir levels, and so on.

Of course, as we put these Lego blocks in place, it enables us to automate even more powerful insights from our data. Imagine automatically monitoring the sustainability of supply chains. Tracking flood risk due to changing flood plains or thinking about crop yields. It’s not just how many acres of soybean is China growing this year, but what is the yield expected to be based on how the growing season is progressing day on day on day. And on, to providing ground truth data like economic outputs like GDP growth, ESG scoring, looking at the UN sustainable development goals, and more.

This is the path that we are on, and I would say today we are somewhere between the second and third row. Although of course, we’re never done innovating on any of these levels. What I’m most excited about is the way each one of these Lego blocks makes our entire platform more powerful, both for our partners and for us. Each Lego block solves a problem that every one of our customers no longer has to solve themselves going forward. It opens up our ability to serve more customers and to serve our existing customers better. This is how platforms compound in value. The sheer volume of proprietary data that Planet collects has forced us to do things differently from day one. Today, that’s of huge benefit to businesses everywhere as we move this industry to the cloud.

That brings us to the last major part of our strategy, which is to make all of this newly accessible data actionable. Bill Gates defined a software platform as a system where the economic value of everybody that uses it exceeds the value of the company that creates it. That’s what we’re building. Today we have over 700 partners and customers, a growing ecosystem of companies that build their business on our data and our platform.

Our fundamental goal is to bring all of these building blocks to the customer, wherever they are, to enable them to build our solutions into their workflows. It means things like modern APIs built on open web and geo standards that make integrations easy. It also means ensuring that these Lego blocks are available in prominent applications like Esri’s ArcGIS, the open-source alternative, QGIS, and Google Earth Engine. Everything we do is built on APIs, so in an industry that has historically tasked satellites via phone calls and spreadsheets, every Planet customer can task a SkySat in 30 seconds from their cellphone.

Whichever tools they choose, partners and customers can plug into our services at their desired level of granularity. Sometimes that will mean plugging in at the level of our raw data and that’s great but other times it means leveraging higher level insights and never even thinking about a pixel. We also build our own product on top of our platform to help make our data actionable and it’s called Planet Explorer. Planet Explorer serves both as a demonstration of the growing capabilities of our platform, but more importantly, it’s a tool for non-experts to quickly get the answers that they need.

If you look at most products in the ecosystem today, they’re built for experts, and we believe it doesn’t have to be that way. We believe that consumer grade, easy to use products can open up the market even beyond where we are today. We want Planet data and services in the hands of every business and every government in the world and Explorer is one way that we’re making this happen. My colleague Tanya will take you through a product demo of Explorer, as well as some of our other ecosystem products here in just a few minutes.

That’s how we think about building this business. We start with our proprietary data set. We are the only company in the world that can image the entire Earth every day and make it visible. We’re not stopping at the raw data though. We’re making the data accessible by building a platform on top of our proprietary data, services that can be mixed and matched together like Lego blocks that provide new capabilities, extract new insights, and generally make the data relevant for every business and every government in the world. We can make it actionable by ensuring that it can meet them wherever they are, through open APIs, integrations into their existing workflows, and be our own simplified interface in Planet Explorer.

That’s why we have confidence in our plan. We have already reaffirmed guidance for the year and Ashley will talk about that soon. We see a clear path from last year’s $113 million in revenue to just shy of $700 million in FY2026. As you can probably see, I am super excited about what’s ahead for Planet. It’s not just the significant market lead that we’ve built over the last 10 years. It’s also because I see parallels to the growth that I’ve helped lead before at Twitter and Instagram. We are going to build a very big business here and we’re going to have a very positive impact on the world as we do.

Now, I want to make this even more tangible, so we’re going to take a few minutes and actually give you a demo of the power of Planet Explorer and also some of the partner products that people are building on top of the Planet platform today. To do that, let me introduce my colleague, Tanya Harrison. As she transitions in, I have to say, Tanya is an example of why Planet is such an awesome and fascinating place to work at. Tanya leads a lot of our work with the academic and research community here at Planet. She has been a part of multiple NASA missions. She’s a two-time recipient of the Ameilia Earhart Fellowship and she has a Ph.D., which she will humbly tell you is in geology but which I will tell you is actually focused on Martian geomorphology. Super cool. Without further ado, please take it away, Tanya.

Tanya Harrison

Hi everyone and thanks so much, Kevin for that introduction. I am a Mars expert who came back to Earth specifically to work at Planet because I was drawn in by the Company’s mission and vision. Now, I apply things that I learned in science and mission operations from NASA’s Mars missions to Planet’s satellites and Earth imagery.

As a geologist, I work with scientists around the world to help them integrate Planet data into their research. Then I work to translate their use cases into commercial opportunities for the company and then relay feedback from these folks who are really delving into the art of the possible with our data internally to groups like our product team to help us continually improve upon the quality of our data, products, and platforms.

One of the primary ways that users interact with our data is through our graphical user interface called Planet Explorer. When we launched Explorer in 2017, the industry was still mailing hard drives of imagery around to satisfy customer orders. But Planet changed that paradigm thanks to the cloud. With Explorer, you can browse, order, and even task satellite imagery with just a few clicks. This interface is designed to be extremely easy to use and lets you literally explore anywhere in the world.

Let’s imagine that you’re a farmer from Kansas who needs to place your order from Monsanto. You’ve got their order page up on your computer. Planet data can help you figure out how much and what you need to purchase. Let’s take a look at these farms. All you need to do is click and drag a box over your area of interest and within seconds the data Planet has available for the area is displayed. You can click through the search results day by day here and these are all rendering in real time. This is not sped up at all. You can see here that we have coverage of these fields almost every single day, which is critical because we’re in the middle of the growing season for Kansas. These farmers need to be able to keep a watchful eye on the state of their fields to maximize yields, as well as daily efficiency in things like watering and fertilizer application, which translates to dollars and crops saved.

Now, you can either download this data to your computer to analyze, or you can take advantage of some of the analytics capabilities built directly into Planet Explorer in our hosted data analysis. With hosted data, you can perform spectral analysis in the cloud without ever downloading a single image to your computer. If we open up the hosted data pane here, you can see that we have a few of the most commonly used spectral indices built into hosted data. Since we’re looking at farms, let’s pull up the normalized difference vegetation index, or NDVI. This is an index that’s widely used in agriculture because it tells you about crop health and it’s derived using an equation of the pixel values of the red and the near infrared bands in the underlying PlanetScope imagery.

In the view here, the brighter yellow regions are healthy crops, while the greener areas are dryer crops, harvested areas, or fallow fields. Now, what if you see something here you want to take a closer look at, like an area that looks unexpectedly poor in the NDVI data? Well, did you know you don’t have to be an engineer anymore to take a picture from space with a satellite? Our tasking dashboard here puts you in control of our high-resolution SkySat satellites. You can put in an order directly for what, where, and when you want the satellites to collect your data. With newly added features like cloud forecasts, we’re constantly improving on our systems to help you collect the data you need, where, and when you need it.

You can collect data to create three dimensional stereo views of your area of interest and even collect full motion video from space. I can task an image in this dashboard here today and have it ready on the ground to inspect tomorrow. You can set all sorts of filters for what you want, review it here, and confirm your order. Then the dashboard keeps a list of all of your pending and fulfilled orders so you can quickly see all the images that you’ve tasked.

But let’s go back to our farm in Kansas. You can see here that while we have images almost every day, some of them are cloudy. The Earth has a lot of clouds, and some days have gaps in coverage. This is where our PlanetScope base map products come in. Planet is the only company that is able to provide seamless mosaics of our best quality images, acquired over periods as short as a single week over your area of interest. We also have monthly, quarterly, and custom options available.

But what if you need daily, cloud free, gap free coverage over your area of interest? This is where our Planet Fusion product comes in. Our revolutionary Planet Fusion product uses machine learning to combine our proprietary PlanetScope data with data from governmental land mapping space missions like Landsat and Sentinel-2, to create a new, enhanced data set that is better than any of the inputs alone. The animation on the left here shows our daily PlanetScope images over this particular farming area and the images on the right are the fusion output. You can see that all of the clouds, gaps, and color differences have been removed to provide a clean, consistent, analysis ready data set.

Planet Fusion literally fuses PlanetScope, Landsat 8 and Sentinel-2 imagery into a continuous stream of data that is gap filled, cloud free, and fully traceable at the pixel level. It’s also machine learning ready for rigorous analytics. This gives stable spectral information that is calibrated using data collected on the ground at 85 separate locations. Fusion data provides the unprecedented ability to track the dynamics of crop health on a day-to-day basis in a scalable way that doesn’t require the deployment of expensive sensors on the ground at thousands of different locations.

But going beyond pixels, Planet’s analytic speeds combine our base maps with machine learning and computer vision to provide automated detection of an array of features at a weekly, monthly, or quarterly basis at anywhere from a local to a global scale. This here is an example of our roads and buildings feeds for Syria for a single month. You can see that there’s a remarkable level of detail here but if we zoom in even more, you can see just how quickly this one particular camp of internally displaced people just north of Aleppo was growing on a month-to-month basis. This really highlights the value of high cadence analytics to capture change and allow for action in a timely manner, like understanding the scale of aid needed to assist refugees in these sorts of situations.

Now, Planet’s partner network also builds analytics platforms on top of our data, taking advantage of not only our imagery, but also the power of Planet’s APIs. SpaceKnow uses proprietary algorithms to perform land cover classification using Planet imagery, as well as building and road detection to detect change in urban areas. This allows local governments to understand where and how cities are expanding, which can aid in things like decision making for infrastructure investments to accommodate future growth.

Our customers are also performing analytics on Planet data to turn pixels into insights. NASA is using PlanetScope data in its COVID-19 dashboard to understand how the economic shutdowns from the pandemic have effected air travel and cargo shipments. By using airplane and vessel detections in key shipping and travel hubs like New York City, NASA scientists are looking at the changes in the number of airplanes at the New York City area airports and the levels of shipping activity in the waterways around the city over time. This information is then made publicly accessible to researchers and the general public around the world to access via the dashboard to investigate these COVID impacts themselves.

What excites me about being a scientist at Planet? Well, instead of focusing on a single research area like I would in academia, I get the opportunity to touch a wide array of topics with hundreds of researchers around the world. You can never get bored because you never know what cool science or cool scientists you’ll get to work with each day. But it’s not just academic. The research community has three important functions for Planet as a company. First off, science is a business line in itself. We have contracts focused on research use with space agencies, universities, and research institutions around the world.

Second, researchers certify use cases that leverage Planet imagery, which we can then apply to commercial customers. We’ve seen this particularly in forestry and agriculture, including studies showing that Planet data can be used to enhance crop yield forecasts. Researchers also pioneer entirely new use cases, pushing the boundaries of what’s possible with our data. Right now, a peer reviewed scientific paper using Planet data is published an average of once every 18 hours, which means that we are seeing new use cases from the research community with our data on a daily basis.

Lastly, getting Planet data in front of students gets them hooked on our data early in their careers, creating champions for us in the long term. This also really helps to solidify Planet’s position as a de facto source of truth in the Earth observation science community.

(Video presentation).

Ashley Fieglein Johnson

Great, well, thank you. You’ve heard today that we are a data subscription business, with a powerful platform and ecosystem, addressing a wide array of very large vertical markets, and we’re going public to accelerate our growth. I’ll now walk you through the numbers that support this and show how this business model, which is differentiated in our industry, combined with our agile approach to space systems enable us to have a high ROIC, high margin business.

We operate our business according to the same metrics that you may see with any SaaS or data-as-a-service company. First, over 90% of our revenue is recurring, broken down between two types of revenue models, subscription and usage-based, typically with quarterly or annual minimums. The remainder is a portion of our archive revenue which is recognized upfront under 606 accounting rules. In addition, over 70% of our book of business at yearend comprised multiyear contracts. Our customers are embedding our data into their core business intelligence systems, and alternative data sources can be limited once they do so, so they want to lock in pricing over multiple years. Our average contract length for our commercial customers is approaching three years on a dollar weighted basis.

We also have a strong record of doing smaller deals to prove the concept and then expanding to much larger, multiyear business. This leads to high net dollar retention rates. Last year’s retention rate was approximately 113%, or 117% including win-backs. We’ll talk more about this metric in a bit. We have been expanding beyond the traditional consumers of geospatial data with more than 700 customers with plenty of opportunity in that customer base to expand.

I’d like to remind everybody that we switched to a January fiscal yearend, so Fiscal ‘21 ended in January of this year.

You can see that over the past five years we’ve experienced a strong growth rate, in spite of the fact that we have had very limited investment in our go to market organization. Last year we had on average 21 sales reps, and we were poised to invest into this team when COVID hit and transparently, I pulled the handbrake on spending as we were uncertain what the impact of COVID would be on our business. What we actually saw was strong demand for remote sensing data and as a result, we had outstanding achievement per rep given the pull in the market for our data. That’s why we are now raising the capital to lean into this growth and invest in a couple of areas of the business to expand the TAM, increase our share of wallet with customers, and inflect our growth rate.

Let’s talk a bit about our visibility into our revenue streams. Generally, going into each year, we have visibility to about 65% of revenues without factoring in renewals, expansion, or new business. As we build our forecast, we give ourselves buffer by modeling that most new business signings occur in the back half of the year. This can actually be true due to customer buying patterns. For example, as you know, the U.S. government has a fiscal yearend in September. But this importantly enables us to weather any unplanned changes, as we unfortunately saw this year with the suspension of our business with a foreign government customer that ceased to exist in August of 2021. This modeling also gives us the ability to drive upsides to the number that we project to Wall Street.

As teams lock in renewals, drive expansion, and land new business, given the subscription nature of our business, we see some revenue in quarter and get greater visibility to subsequent quarters. You can see based on the business we have already signed in the year that we have significant visibility to our revenues for the remainder of the year. Given the investments we’re making in our global customer success organization and into customer success tooling, we have strong forecasting into our renewals and low reliance on new business to hit our numbers in this year. From where I sit, this is a very strong position to be in.

Turning now to our net dollar retention rate, this is one of the most important statistics that we measure. You can rest assured we obsess over this metric and we’re very strict in our measurement of renewals. If they don’t renew on time in the period, we write the contract down. However, in many cases, the contract may still be in process, as was the case with a large customer renewal that actually had an exclusivity provision that we were removing from the relationship at the end of last year. That’s why we provide this secondary metric, net dollar retention rate, including win-backs.

Customers build their businesses on our data, and it becomes incredibly sticky. Even when we run into budget considerations with our customers or have contract discussions like the one I just referenced, customers more often than not return to Planet because our data is so unique. As we invest in global customer success and drive an even greater focus on on-time renewals, I anticipate that these two metrics will converge. But at least for now, it’s an important metric that we want to share and break down for you.

As you can see, it’s a metric that improved significantly last year over the year before. As we lean into investments in customer success, internally, our ambition is to actually drive this number to 130% to 140%, which is best in class for SaaS businesses. But for the purpose of the model that we’ve provided in this process, we actually assume more incremental improvement from about 113% last year to 120% over the next five years.

Our path to accelerating our growth rate is simple execution. I like to say that this is the part of our business that is not rocket science. We are adding AEs and global customer success to tap into a plentiful pipeline, ensure customer satisfaction which leads to on time renewals, and increased share of wallet. We are more than doubling our ramped AEs, while increasing new hires so that this number can accelerate even further. As of today, we’re already at about 40 AEs, including ramped and un-ramped reps. We are well on our way to achieving our target of 46 ramped reps by the end of next year.

While our chief revenue officer is laser focused on sales team productivity, we’re not forecasting improvements in the achievement rate per rep. In fact, we assume that last year was higher because we had slowed hiring and therefore had fewer reps that were in that ramping phase. But going forward, we’ll see more of an averaging across both ramped and un-ramped reps on our achievement per rep metric.

As I mentioned previously, we’ve been growing our customer success organization to maintain a focus on net dollar retention rate, to reduce dependency on new business to hit our target projections.

At the same time, our new business pipeline is growing at a healthy clip. As we build out the vertically aligned teams to convert our pipeline, we believe it’s a simple matter of execution to get us to our revenue target that we’ve laid out for next year, Fiscal ’23, again ending in January.

As we look beyond next year, our growth, unlike many other emerging space companies, is not dependent on a breakthrough technology or a future inflection point. We simply need to invest more behind what we’re already doing today, which is renew and expand our existing customer accounts, land new customers in our core verticals of ag, civil government, defense and intelligence and mapping, and capture new customers in the emerging verticals where we’re already seeing an increased influx of demand in finance, forestry, insurance, and similar markets.

We’re growing our sales headcount and increasing our marketing spend by over 2x, which allows us to increase awareness of Planet brand and our solutions, plus we’re growing our sales pipeline across our core vertical markets. We’re making investments in our platform and software, as Kevin outlined, to make the data more accessible and to advance our analytics to expand our share of wallet with existing customers and grow our presence in emerging vertical markets. Acquisitions like VanderSat help us accelerate the strategy around analytics, delivering time series data as opposed to imagery data sets to our customers. The end result of all of this is the numbers that we have shared previously, showing sustained growth over the next five years.

Importantly, our cost structure enables us to achieve this growth while expanding our gross margins. Our data subscription business means we have a very low cost to serve new customers, with a direct margin of 94% to 96% for new business. We report non-GAAP gross margins, including depreciation and amortization, as we believe this is the right way to measure the scalability of the business. If you look at our core business, you can see the full margin potential, as that business already achieved 62% fully loaded gross margins last year and that’s continued to grow and expand this year. Our overall non-GAAP gross margins are weighed down by our acquisition of the SkySat business from Google, but as we ramp the topline, because of our low cost to serve new customers, the revenue growth also generates margin expansion.

When you’re doing your research on the market, it’s important to realize that many space companies report gross margin excluding the cost of the satellites, specifically excluding depreciation and amortization. On that basis, we generated gross margins in the low 70s in Fiscal ‘21. But for those of you that follow other SaaS businesses, you know that depreciation and amortization is a critical measure of the scalability of the business, so we include it in our cost of goods sold. Make sure as you do your research, you compare us with comparable companies on an apples-to-apples basis. While gross margin scales, we’re investing in key areas of our business to accelerate growth, most notably, sales and marketing and R&D. We’re also investing in G&A for public company readiness, but we have confidence in our ability to achieve scale in all of these key expense areas over time.

Let’s spend a quick minute on Capex because this is an area of differentiation for us versus other satellite businesses. Unlike many Earth observation satellite businesses, we have a fully built out and operational fleet. When we introduce new satellites into our fleet, we target a fast payback period, less than a year or better. Our SuperDove satellites achieve a payback period of three to six months. For future constellations, such as Pelican, which we’ll use to replenish and upgrade our existing SkySat fleet, we are targeting a one year or better payback period. The same is true for our investments in new capabilities, such as our hyperspectral fleet we are developing with funding from Carbon Mapper and in cooperation with NASA JPL. We manage payback periods much like other software companies do, with a focus on our unit economics and the ROI of any new investment.

We have already proven our ability to achieve this model. We’ve reduced Capex as a percentage of revenue from approximately 26% last year, to 9.5% for the first six months of this year. Because our satellite platform is already built and operational, the investments that we’re making are primarily maintenance Capex, resulting in what we anticipate will be a Capex investment level of around 5% to 8% of revenue over time, even as we continue to innovate and expand our capabilities and data sets. We do this in a highly capital efficient manner, which should enable us to generate strong free cash flow over the long term.

To recap, our business model resembles data infrastructure, SaaS subscription businesses. Our growth is accelerating as we invest in our commercial infrastructure, and we have a high ROIC, high margin business. We’ll use the proceeds from this transaction to strengthen our balance sheet, accelerate investments in our global commercial organization and our software teams, and capture the growing opportunity in front of us. We’re confident in our strategy and excited for the future. With this cash, our investments to cash flow breakeven are fully funded, including the transaction fees from the business combination. The cash in trust from the SPAC provides us the dry powder for strategic initiatives, including M&A, which is not currently factored into our forecast.

We’re proud of the work we’ve done to get here, but even more excited for the next phase of our journey. Thank you all for joining our Virtual Investor Day today. We hope that this has helped you to better understand Planet and the opportunity that we have in front of us. We’d now like to leave you with a short video on Agile Aerospace, a key part of what sets Planet apart from others in the industry, led by our Vice President of Spacecraft & Manufacturing, Chester Gillmore.

(Video presentation).

Chris Genualdi

This concludes our event. Thank you so much for joining us today to learn more about Planet. As mentioned, if you have any questions or would like to follow up with our team, we can be reached at ir@planet.com, so please don’t hesitate to email us. Have a great rest of your day and thank you again.

Important Information and Where to Find It

This presentation may be deemed solicitation material in respect of the proposed Business Combination between dMY IV and Planet. The Business Combination will be submitted to the stockholders of dMY IV and Planet for their approval. In connection with the vote of dMY IV’s stockholders, dMY IV has filed a Registration Statement with SEC, which includes a proxy statement/prospectus and certain other related Documents. dMY IV has also commenced mailing the definitive proxy statement/prospectus and a proxy card to each stockholder of record as of October 19, 2021 entitled to vote at the special meeting relating to the Business Combination. dMY IV also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY IV’s stockholders and other interested parties are urged to read, the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY IV’s solicitation of proxies for the special meeting, as these materials will contain important information about Planet and dMY IV and the proposed Business Combination and other related matters. Stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus, the amendments thereto, the definitive proxy statement of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing of the Special Meeting, and the consummation of the Business Combination, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This presentation is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.